Exhibit 21
Jade Art Group Inc.
Subsidiaries of the Registrant

The Registrant’s subsidiaries and the state or country in which each is incorporated or organized are as follows:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Guoxi Holding Limited	British Virgin Islands
Jiangxi SheTai Jade Industrial Co., Ltd. ("JST")	PRC